Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Westinghouse Air Brake Technologies Corporation for the registration of 47,833,671 shares of its common stock and 10,000 shares of its series A non-voting convertible preferred stock, and to the incorporation by reference therein of our reports dated February 27, 2019 with respect to the consolidated financial statements and schedule of Westinghouse Air Brake Technologies Corporation, and the effectiveness of internal control over financial reporting of Westinghouse Air Brake Technologies Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
April 30, 2019